Exhibit 12.1

Myers Industries, Inc.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

(Unaudited)

	Six months ended June 30, 2017	For the Fiscal Year Ended December 31,
		2016	2015	2014	2013	2012
Earnings
Earnings from continuing operations before income taxes	$9,178	$7,995	$21,862	$14,083	$39,785	$42,196
Interest expense	4,736	9,947	10,316	8,662	4,744	4,494
Interest portion of rent expense	724	1,286	1,407	1,569	1,400	1,140

Earnings from continuing operations before income taxes, as adjusted	$14,638	$19,228	$33,585	$24,314	$45,929	$47,830

Fixed Charges
Interest expense	$4,736	$9,947	$10,316	$8,662	$4,744	$4,494
Interest portion of rent expense	724	1,286	1,407	1,569	1,400	1,140

Total fixed charges	$5,460	$11,233	$11,723	$10,231	$6,144	$5,634

Ratio of Earnings to Fixed Charges	2.68	1.71	2.86	2.38	7.48	8.49